VIA EDGAR

June 20, 2019

Mitchell Austin, Staff Attorney

Division of Corporate Finance

Office of Information Technologies and Services

Securities and Exchange Commission

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Re:    Nowigence Inc.

Offering Statement on Form 1-A/A

Filed May 14, 2019

File No. 024-10957

Dear Mr. Austin:

This letter is sent on behalf of Nowigence Inc., (the “Company”) in response to the comment of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated June 17, 2019 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of the Company’s responses in the same order as presented in the Comment Letter.

Amendment No. 3 to Form 1-A filed May 30, 2019

General

1. On June 7, 2019, a final court order was entered against Andy Altahawi in the civil action entitled SEC v. Longfin Corp., et al., No. 1:18-cv-02977 (DLC) by the United States District Court for the Southern District of New York. Pursuant to the court order, Mr. Altahawi was restrained and enjoined from engaging or continuing to engage in any conduct in connection with the purchase or sale of any security. On June 10, 2019, the

Commission entered a final order barring Mr. Altahawi from association with any broker,

dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent,

or nationally recognized statistical rating organization (SEC Release No. 34-86075). As a result of the final court order and Commission order, the disqualification provisions of

Rule 262 of Regulation A would be triggered against Nowigence if Mr. Altahawi is a covered person under Rule 262, including if he: (1) is a promoter of Nowigence; or (2) has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers by

Nowigence in its Regulation A offering. Therefore, please review Rule 262 and advise whether Mr. Altahawi is a covered person under Rule 262. At a minimum, please:

• provide a legal analysis of whether Mr. Altahawi is a promoter of Nowigence, as that term is defined in Securities Act Rule 405; and

• advise whether Mr. Altahawi has been or will be paid, directly or indirectly,

remuneration for solicitation of purchasers in this Regulation A offering.

Response:  The staff has correctly noted that on June 7, 2019, a final court order was entered against Andy Altahawi in the civil action entitled SEC v. Longfin Corp., et al., No. 1:18-cv-02977 (DLC) by the United States District Court for the Southern District of New York.  The court’s order, which was entered on consent, enjoins Mr. Altahawi from violating Sections 5 and 17(a) of the Securities Act of 1933and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Mr. Altahawi was also prohibited, on consent, for five years from acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange act or that is required to file reports pursuant to Section 15(d) of the Exchange Act; (ii) Section 17(a) of the Securities.  The court’s order does not enjoin Mr. Altahawi from “engaging or continuing to engage in any conduct in connection with the purchase or sale of any security.”  As noted by the Staff, on June 10, 2019, the Commission also entered a final order, on consent, barring Mr. Altahawi from association with any broker, dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization (SEC Release No. 34-86075)

SEC Rule 262(a) provides that no exemption under Regulation A shall be available if  specified covered persons are subject to certain types of triggering events such as convictions, court orders and commission orders.  As set forth below Mr. Altahawi is not a covered person under SEC Rule 262 because he does not fall into any of the enumerated categories of covered persons.  In particular as discussed below Mr. Alatahwi is not a promoter of Nowigence nor is he being paid any direct or indirect remuneration to solicit purchasers in Nowigence’s Regulation A offering.

Legal Analysis

Rule 262(a) specifies that a covered person under the rule is an issuer; any predecessor of the issuer; any affiliated issuer; any director, executive officer, other officer participating in the offering, general partner or managing member of the issuer; any beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter connected with the issuer in any capacity at the time of filing, any offer after qualification, or such sale; any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities; any general partner or managing member of any such solicitor; or any director, executive officer or other officer participating in the offering of any such solicitor or general partner or managing member of such solicitor

As relevant here Mr. Altahaiw is not a director, executive officer, other officer participating in the offering, a general partner or managing member of Nowigence.  Mr. Altahaiwi (as discussed below) is not a beneficial owner of 20% or more of Nowigence’s outstanding voting equity sercurities.

A.Mr. Altahaiw is not the Beneficial Owner of 20% or More of Nowigence’s Oustanding Voting Equity Securities

As disclosed in Nowigence’s Form 1-A/A Mr. Altahawi together with his company Global Quantitatives LLC is the beneficial owner of 4,715,000 Class A shares, which is the equivalent of  1.18% of Nowigence’s outsnading voting equity securities when calculated on the basis of voting power. As such, Mr. Altahai is significantly below the 20% beneficial owner threshold of Rule 262.

B.Mr. Altahawi Does Not Meet the Definition of a Promoter under Rule 262

Securities Act Rule 4051 defines a “promoter” as any person—individual or legal entity—that either alone or with others, directly or indirectly takes initiative in founding the business or enterprise of the issuer, or, in connection with such founding or organization, directly or indirectly receives 10% or more of any class of issuer securities or 10% or more of the proceeds from the sale of any class of issuer securities (other than securities received solely as underwriting commissions or solely in exchange for property).

Mr. Altahaiw had no direct or indirect role in founding Nowiegence.  The Company was incorporated in New York State on August 1, 2011 and has its principal offices in Albany, New York.  Nowigence’s product development began in late 2015.  In the second quarter of 2016 the Company started hiring employees.  The Company began earning revenues in 2017.  From August 2011 to December 2017 Nowigence raised $772,880 in capital from friends and family.

Mr. Altahawi was not retained as an independent consultant by Nowigence until September 2018, which was seven years after the Company was founded and approximately three years from when product development began.  Mr. Altahawi began providing his consulting services to the Company at the inception of the contract in September 2018.

Moreover, Mr. Altahawi’s company did not receive its shares in connection with the founding or organization of Nowigence.  Mr. Altahaiw’s company received its shares in 2018, which is seven years after the Company was founded.

C.Mr. Altahawi has Not Been Paid Directly or Indirectly Any Renumeration for Soliciting Purchasers in Nowigence’s Offering.

1 The Comission stated in its release adopting amendments to Regulation A “[u]nder Securities Act Section 3(b)(2)(G)(ii), the Commission has discretion to issue rules disqualifying certain felons and other ‘bad actors’ from using amended Regulation A. Such rules, if adopted, must be “substantially similar” to those adopted to implement Section 926 of the Dodd-Frank Act, which requires the Commission to adopt disqualification rules for securities offerings under Rule 506 of Regulation D. The Commission adopted the disqualification provisions required by Section 926 in Rule 506(d) together with a related disclosure requirement in Rule 506(e) on July 10, 2013 …The covered persons and triggering events in the final rules for Regulation A are substantially the same as the covered persons and triggering events included in Rule 506(d). (SEC Release Nos. 33-9741; 34-74578; 39-2501; File No. S7-11-13)(effective June 19, 2015)..

The Company does not pay Mr. Altahawi directly or indirectly any remuneration for soliciting purchasers in Nowigence’s offering.

Accordingly, for the foregoing reasons Mr. Altahaiw is not a covered person under Rule 262.

Futher to the above, and for clarification we have amended the verbiage concering Nowigence Inc., and Global Quantitatives September 6th agreement, to state the following:

“We have entered into an agreement with Global Quantitatives, on September 6th, 2018, pursuant to which Global Quantitatives, and its officer has provided the Company with business development, and establishment advisory services, to the Company since the inception of September agreement and Global Quantitatives received the aggregate amount of 3,780,000 unregistered Common Stock for its advisory services”

Please see page 5 and Under “USE OF PROCEEDS” page 30.

*  *  *

Please do not hesitate to contact me with any questions or any further comments you may have regarding the above responses.

Sincerely,

/s/ Anoop Bhatia

Anoop Bhatia

Chairman of the Board, CEO (Principal Executive Officer), CFO and principal accounting officer.

cc: Robert Heim, Esq.